Filed by Fortis SA NV

This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934, as amended

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: July 13, 2007

Press release

Brussels / Utrecht, 12 July 2007

Fortis reports progress on financing of proposed offer for ABN AMRO

•      New financial instrument successfully placed, valued at EUR 2 billion

•      EUR 1.6 billion in asset sales, representing a capital relief of EUR 1.2 billion

•      Rights issue reduced to an expected EUR 13 billion

In preparation to financing its share of the proposed offer for ABN AMRO, Fortis announced yesterday that it has successfully placed EUR 2 billion of conditional capital exchangeable notes (CCENs) and, today, that it sold its stake in the Spanish joint venture CaiFor to its partner “la Caixa” for EUR 980 million (including 2007 interim dividend). Thanks to asset sales and the new Tier 1 capital instrument, the rights issue – originally planned for up to EUR 15 billion – will be reduced to an expected EUR 13 billion, thereby refining the effective financing mix.

As previously communicated, Fortis will pay EUR 24.0 billion in cash for the businesses it would acquire as part of the proposed offer for ABN AMRO, specifically BU Netherlands, Private Banking and Asset Management. This will be financed by a rights issue, Tier 1 capital, and the sale of non-core assets, securitisation and other similar transactions, as follows:

Fortis Rue Royale 20 1000 Brussels Belgium Archimedeslaan 6 3584 BA Utrecht The Netherlands www.fortis.com

Transaction funding

Sources	Amount (in EUR billions)
Tier 1 capital instrument
CCEN – placed	2
Other - planned	3-5
Capital relief transactions	5-8
Rights issue	13

Tier 1 capital instruments

Awaiting the placement of other financial instruments in a later stage of the acquisition process, Fortis already now successfully launched a new financial instrument. This instrument allows to raise funding before the transaction, by placing EUR 2 billion of conditional capital exchangeable notes (CCENs) (See press releases of 11 July). The CCENs represent senior unsecured obligations of the issuers (Fortis Bank SA/NV, Fortis Bank Nederland (Holding) N.V., Fortis SA/NV and Fortis N.V.) and will carry a coupon of 3-month EURIBOR + 15 bps payable quarterly in arrears.

The CCENs are automatically exchangeable into mandatory convertible securities (MCS) upon the successful completion of the rights issue. If there is no rights issue the bonds will redeem at par. The MCS will qualify as Core Tier 1 for regulatory purposes and will get the higher equity credit from rating agencies; it will be mandatorily exchangeable into fully paid ordinary shares of Fortis three years following the issue date of the MCS.

Capital relief transactions

As announced, capital relief transactions consist of three components: the sale of non-core assets, securitisation and the sale of shared assets of ABN AMRO regarded as non-strategic. On the first of these three components, Fortis has made strong progress in divesting various assets and shareholdings in European financial institutions for EUR 1.6 billion, representing a capital relief of EUR 1.2 billion.

Fortis yesterday signed an agreement to sell its share in the joint venture CaiFor to its Spanish partner “la Caixa” for EUR 980 million (including a 2007 interim dividend - see press release of 12 July). This joint venture was established in 1992, selling Fortis insurance products through the branch network of “la Caixa”, thereby holding leading positions in the life insurance and health benefits markets. In 2006, CaiFor reported gross inflow of EUR 1,723 million and Fortis’s share in net earnings amounted to EUR 56 million.

Rights issue

Fortis will partly finance its participation in the offer consideration via a rights issue. Thanks to planned asset sales and the new Tier 1 capital instrument, the rights issue – originally planned for up to EUR 15 billion – will be reduced to an expected EUR 13 billion.

As such, Fortis will offer its shareholders the opportunity to buy new Fortis shares in proportion to their existing holdings. Since these new shares will be offered at a discount to the market price, the subscription rights will have a value in themselves and can be traded separately. Moreover, the holdings of those shareholders who take up their rights will not be diluted.

Extraordinary shareholders’ meetings will be convened in Belgium and the Netherlands on 6 August to approve the transaction and the capital increase and to grant the Board authorisation to issue the new shares.

Fortis is an international financial services provider engaged in banking and insurance. We offer our personal, business and institutional customers a comprehensive package of products and services through our own channels, in collaboration with intermediaries and through other distribution partners. With a market capitalisation of EUR 41.1 billion (29/06/2007), Fortis ranks among the twenty largest financial institutions in Europe. Our sound solvency position, our presence in 50 countries and our dedicated, professional workforce of 60,000 enable us to combine global strength with local flexibility and provide our clients with optimum support. More information is available at www.fortis.com.

Press Contacts:

Brussels:	+32 (0)2 565 35 84	Utrecht:	+31 (0)30 226 32 19

Investor Relations:

Brussels:	+32 (0)2 565 53 78	Utrecht:	+31 (0)30 226 32 20

Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the proposed offer for ABN AMRO, RBS expects to file with the U.S. SEC a Registration Statement on Form F-4, which will constitute a prospectus, and the Banks expect to file with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any statements related to the benefits or synergies resulting from a transaction with ABN AMRO and, without limitation, statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the proposed offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the proposed offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks and the integration of such businesses and assets by the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Any offer made in or into the United States will only be made by the Banks and/or RFS Holdings directly or by a dealer-manager that is registered with the SEC.

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